Exhibit 21.1

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation
TI Gotham Inc.	Delaware
TI Inc. Lifestyle Group	Delaware
IPC Magazines Holdings Limited	United Kingdom
TI Direct Ventures LLC	Delaware
Synapse Group, Inc.	Delaware
TI Inc. Affluent Media Group	Delaware
Newsub Magazine Services LLC	Delaware
Allrecipes.com, Inc.	Washington
KPHO Broadcasting Corporation	Arizona
International Publishing Corporation Limited	United Kingdom
MNI Targeted Media Inc.	Delaware
TI Magazine Holdings LLC	Delaware
TI Distribution Services Inc.	Delaware
KPTV-KPDX Broadcasting Corporation	Oregon
Bizrate Insights Inc.	Delaware

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.